                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    G0535E106
                                 (CUSIP Number)

                                  JULY 21, 2004
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. G0535E106
================================================================================
1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   PACIFIC ELECTRIC WIRE & CABLE CO., LTD.
   IRS IDENTIFICATION NO. -N/A -FOREIGN CORPORATION
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)
                                                                         (b)
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS: WC

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   TAIWAN, REPUBLIC OF CHINA
--------------------------------------------------------------------------------
NUMBER OF SHARES      7. SOLE VOTING POWER:
BENEFICIALLY
OWNED BY EACH            0
REPORTING PERSON     -----------------------------------------------------------
WITH                  8. SHARED VOTING POWER:
                         356,667
                     -----------------------------------------------------------
                      9. SOLE DISPOSITIVE POWER:
                         0
                     -----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER:
                         356,667
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

    356,667
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

    2.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: CO
================================================================================

CUSIP No. G0535E106
================================================================================
1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   PACIFIC USA HOLDINGS CORP.
   752255876
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                            (a)
                                                                            (b)
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS: WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   TEXAS
--------------------------------------------------------------------------------
NUMBER OF SHARES      7. SOLE VOTING POWER:
BENEFICIALLY
OWNED BY EACH            0
REPORTING PERSON     -----------------------------------------------------------
WITH                  8. SHARED VOTING POWER:
                         356,667
                     -----------------------------------------------------------
                      9. SOLE DISPOSITIVE POWER:
                         0
                     -----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER:
                         356,667
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    356,667
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

    2.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: CO
================================================================================

CUSIP No. G0535E106
================================================================================
1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   KINBONG HOLDINGS LIMITED
   IRS IDENTIFICATION NO. -N/A -FOREIGN CORPORATION
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                           (a)
                                                                           (b)
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS: WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
NUMBER OF SHARES      7. SOLE VOTING POWER:
BENEFICIALLY
OWNED BY EACH            0
REPORTING PERSON     -----------------------------------------------------------
WITH                  8. SHARED VOTING POWER:
                         0
                     -----------------------------------------------------------
                      9. SOLE DISPOSITIVE POWER:
                         0
                     -----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER:
                         0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

    0
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: CO
================================================================================

ITEM 1. Security and Issuer.

         The class of securities to which this Statement relates is the Common
Stock, par value $0.01 per share, of Asia Pacific Wire & Cable Corporation
Limited, a Bermuda corporation (the "Company"). The principal executive office of the Company is located at 19 Benoi Road, Level 3A, Sigma Cable High Tech
Complex, Singapore 629909.

ITEM 2. Identity and Background.

         This Statement is filed by Pacific USA Holdings Corp. ("PUSA"), Kinbong
Holdings Limited ("Kinbong") and their parent, Pacific Electric Wire & Cable
Co., Ltd. ("PEWC"). The principal business address of PUSA is 2740 N. Dallas
Parkway, Suite 200, Plano, Texas 75093. The principal business address of
Kinbong is 5th Floor, 285 Chung Hsiao East Road, Section 4, Taipei, Taiwan,
Republic of China. The principal business address of PEWC is 26F., No. 95, Sec.
2, Dunhua South Rd., Da-an District, Taipei 106, Taiwan, Republic of China.

         None of the reporting persons have been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         None of the reporting persons were during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

         N/A.

ITEM 4. Purpose of Transaction.

         On or about September 21, 2001, PEWC and Swiss Re Financial Products
Corporation ("Swiss Re") entered into an Amended and Restated Letter of Credit and Reimbursement Agreement (the "LC Agreement"), pursuant to which Swiss Re issued a letter of credit to secure certain credit and loan obligations of PUSA to it's lenders. Under the LC Agreement, Swiss Re issued a standby letter of credit in favor of Standard Chartered Bank, Hong Kong Branch ("Standard"), in
the total amount of $124 million (the "Letter of Credit").

         On or about February 20, 2002, in order to induce Swiss Re to issue the
Letter of Credit, PUSA, PEWC and Swiss Re entered into an Amended and Restated
Pledge Agreement dated as of February 20, 2002 (the "Pledge Agreement"), pursuant to which PUSA pledged to Swiss Re a security interest in 50.44% (that is, 6,976,666 shares) of the shares of the Company (the "Pledged Shares") and shares of other related entities.

         On or about December 2, 2002, PUSA filed a voluntary petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas, Dallas
Division (the "Bankruptcy Proceedings"). On or about

December 19, 2002 (after commencement of the Bankruptcy Proceedings), Swiss Re paid to Standard $90.6 million pursuant to the Letter of Credit. Thereafter,
Swiss Re (as successor in interest to Standard) declared a default by PUSA and threatened to foreclose on the Pledged Shares.

         On October 16, 2003, Swiss Re entered into an agreement with Set Top
International, Inc. ("Set Top"), pursuant to which Swiss Re assigned its rights under the Pledge Agreement to Set Top. On March 10, 2004, Set Top held a foreclosure sale and acquired for itself a purported beneficial interest in the
Pledged Shares. Additionally, Set Top alleged itself to be the beneficial owner of 3,097,436 shares of the Company it acquired through a purported pledge of the shares of Company stock held by Kinbong. PEWC and the Company disputed both of these transactions in judicial proceedings against Set Top that were later settled out-of-court.

         On July 2, 2004, Set Top, PEWC and the Company entered into a
Settlement Agreement (the "Settlement Agreement"). Under the terms of the
Settlement Agreement, PEWC, the Company and Set Top released all claims and obligations and agreed to withdraw all proceedings against each other. Pursuant to the Settlement Agreement, 10,074,102 shares (constituting 6,976,666 shares held by PUSA and 3,097,436 shares held by Kinbong) of the common stock of the
Company were registered in the name of Set Top. The certificates representing these shares were delivered to an escrow agent (the "Escrow Agent") pursuant to the terms of an Escrow Agreement dated on or about July 9, 2004 among Set Top, the Escrow Agent, PEWC and the Company (the "Escrow Agreement").

         Under the Settlement Agreement, PEWC and the Company have the right to repurchase the 10,074,102 shares of common stock of the Company held by the
Escrow Agent for a purchase price of $25,000,000. In order to exercise this repurchase right, PEWC is required to make full payment of the purchase price to the Escrow Agent by August 30, 2004. In the event that the drawdown of a loan approved by a bank to finance the repurchase cannot be made by the August 30,
2004 deadline, the Settlement Agreement requires PEWC and the Company to notify
Set Top prior to August 15, 2004. If Set Top finds after its verification that the loan is actually being processed, then Set Top may agree to extend the
August 30, 2004 deadline to September 30, 2004, provided that PEWC and the
Company pay interest at the rate of 5% per annum on the purchase price from
September 1, 2004 until the date payment is made. If PEWC and the Company fail to make payment of the purchase price by August 30, 2004 or such later date under the terms of the Settlement Agreement, then the Escrow Agreement provides for the Escrow Agent to deliver the 10,074,102 shares of the Company's common stock to Set Top. If PEWC and the Company deliver the $25,000,000 purchase price to the Escrow Agent by the applicable deadline, then the Escrow Agreement provides for the Escrow Agent to deliver the purchase price to Set Top and deliver the 10,074,102 shares of the Company's common stock to PEWC for registration in PEWC's name.

         PEWC has stated that it intends to exercise its right under the
Settlement Agreement to repurchase these 10,074,102 shares of the Company's stock. PEWC is actively seeking financing for the repurchase of these shares.

ITEM 5. Interest in Securities of the Issuer.

         Pursuant to the terms of the Settlement Agreement and the Escrow
Agreement as outlined in Item 4 above, as of July 21, 2004, PEWC, PUSA and
Kinbong each ceased to beneficially own more than five percent of the shares of common stock of the Company.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of the Issuer.

         The information set forth in Item 4 above is incorporated herein by reference.

ITEM 7. Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 18, 2004

                                         PACIFIC ELECTRIC WIRE & CABLE CO.,
                                         LTD.

                                         By: /s/ Andy Cheng
                                             ------------------------------
                                         Name: Andy Cheng
                                         Title: Executive Vice President

                                         PACIFIC USA HOLDINGS CORP.

                                         By: /s/ Michael Lee
                                             ------------------------------
                                         Name: Michael Lee
                                         Title: Chairman

                                         KINBONG HOLDINGS LIMITED

                                         By: /s/ Michael Lee
                                             ------------------------------
                                         Name: Michael Lee
                                         Title: Director